FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2010
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES THE SIGNING OF CONCESSION AGREEMENT
FOR THE Ps. 9,318 MILLION MITLA-TEHUANTEPEC HIGHWAY

Mexico City, June 17, 2010 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced that the Ministry of Communications and Transportation (SCT) signed the contracts with ICA’s 100%-owned subsidiaries Caminos y Carreteras del Mayab, SAPI de CV, and Controladora de Operaciones de Infraestructura, SA de CV, for the construction and operation during the next 20 years of the Mitla-Tehuantepec highway in Oaxaca. The project was awarded through an international public bidding process under the Public Private Partnership (PPP) mechanism. The construction work has a value of Ps. 9,318 million.

The project includes the concession for the construction, operation, exploitation, maintenance, and expansion of the 169-km federal highway, as well as the exclusive right to sign a long-term PPP services contract with the Federal Government. The road includes three segments: Mitla-Entronque Tehuantepec II, Mitla-Santa Maria Albarradas, and Lachiguiri-Entronque Tehuantepec II. The construction work is expected to require approximately 40 months.

The highway will link the city of Oaxaca with the Isthmus of Tehuantepec, increasing the connectivity of the industrial port of Salina Cruz with central Oaxaca. The modernized highway is expected to promote the economic development of the region and the communities along its route.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

For more information contact:
Alonso Quintana (52-55) 5272 9991 x 3650 alonso.quintana@ica.com.mx	Jose Eduardo Ontiveros Morales (52-55) 5272-9991 x 3678 jose.ontiveros@ica.com In the United States: Zemi Communications
Luciana Garcia (52-55) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

INVESTOR RELATIONS	www.ica.com.mx	1/1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June18, 2010

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer